BIDDER GROUP ANNOUNCES EXPIRATION OF
                    B.V.R. SYSTEMS SUBSEQUENT OFFERING PERIOD


     Wednesday, December 31, 2003--The subsequent offering period in the tender offer for B.V.R. Systems (1998) Ltd. (BVRSF.PK) made by Chun Holdings Ltd., a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd. expired at 12:00 midnight, New York City time, on December 30, 2003. During the subsequent offering period, no additional shares were validly tendered. As a result, the number of shares tendered during the tender offer remained at 7,142,608 which represents approximately 67% of the shares outstanding.